 Filed Pursuant to Rule 253(g)(2)

File No. 024-12649

Data443 Risk Mitigation, Inc.

1,000,000,000 Shares of Common Stock

Offering Circular Supplement No. 1

Dated October 16, 2025

An Offering Statement (the “Offering Statement”) on Form 1-A pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on September 19, 2025.

This Offering Circular Supplement No. 1 covers a change in the offering price of the Offered Shares offered from $ $0.0005 per Offered Share to $0.0004 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.